Exhibit (a)(5)(iv)
Contact:
Steve Workman
Chief Financial Officer
408-548-1000
Victoria McDonald
Senior Manager, Corporate Communications
408-542-4261
investor.relations@Finisar.com
Finisar Corporation Announces Preliminary Results of its Exchange Offers
for its Outstanding Convertible Subordinated Notes
Outstanding Debt to be Reduced by Approximately $47.5 Million
SUNNYVALE, Calif.—(Market Wire)—August 7, 2009—Finisar Corporation (NASDAQ: FNSR), a global technology leader for fiber optic subsystems and components for communication applications (the “Company”), today announced preliminary results of its separate concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”) for up to $37.5 million aggregate principal amount of its outstanding Convertible Subordinated Notes due October 2010 (the “Sub Notes”) and up to $57.5 million aggregate principal amount of its outstanding Convertible Senior Subordinated Notes due October 2010 (the “Senior Sub Notes,” and together with the Sub Notes, the “Notes”). The Exchange Offers expired at 5:00 p.m., New York City time, on Thursday, August 6, 2009.
In accordance with the terms and conditions of the Exchange Offers, as set forth in the Amended and Restated Offer to Exchange, as amended (the “Offer to Exchange”), the related Amended and Restated Letter of Transmittal and other related exchange offer documents, and based on the preliminary count by American Stock Transfer & Trust Company, the depositary for the Exchange Offers, the Company expects to accept for exchange approximately $47.5 million aggregate principal amount of the Notes at an expected price of $870 for each $1,000 principal amount of Notes. Such price consists of (i) $525 in cash and (ii) 596 shares of the Company’s common stock per $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer, for total exchange consideration (excluding interest, fees and other expenses in connection with the Exchange Offers) of approximately $24.9 million in cash and approximately 28.3 million shares of common stock. The common stock portion of the total exchange consideration is equal to the quotient obtained by dividing (x) the value of the total exchange consideration, as determined by the “Modified Dutch Auction” procedure described in the Offer to Exchange, of $870 minus $525 by (y) the average of the daily volume weighted average price of the Company’s common stock on the Nasdaq Global Select Market for the five trading days from and including July 16, 2009 to and including July 22, 2009 (the “5-day VWAP”), which, as previously announced, was $0.57866.
Because the holders tendered less than $37.5 million aggregate principal amount of the outstanding Sub Notes and less than $57.5 million aggregate principal amount of the Senior Sub Notes, the Company anticipates that the tendered Notes will not be subject to proration.
The approximately $47.5 million aggregate principal amount of Notes to be exchanged includes approximately $2.2 million principal amount of Notes tendered by notice of guaranteed delivery. Holders who tendered their Notes by delivering a notice of guaranteed delivery prior to the expiration of the Exchange Offers must deliver the related Notes and required documents to the depositary within three business days of their execution of the notice of guaranteed delivery.
“I am pleased we completed the Exchange Offers with a significant portion of the outstanding Notes tendered and am also encouraged by the confidence that continuing holders of our Notes have shown in the prospects of the Company moving forward,” said Jerry S. Rawls, Chairman of the Board of the Company. “Reducing our indebtedness under the Notes by $47.5 million will provide us with greater financial flexibility.”
The Company expects to accept for exchange the following approximate principal amount of each series of Notes:
(i)	$33,100,000, or 66.2%, of the $50,000,000 aggregate outstanding principal amount of 2 1/2% Convertible Subordinated Notes due 2010; and

(ii)	$14,404,000, or 15.7%, of the $92,000,000 aggregate outstanding principal amount of 2 1/2% Convertible Senior Subordinated Notes due 2010.
As of August 6, 2009, approximately $142 million aggregate principal amount of the Notes was outstanding. Accordingly, the aggregate principal amount of Notes that the Company expects to exchange in the Exchange Offers represents approximately 33.5% of the currently outstanding principal amount of Notes.
Final results of the Exchange Offers will be determined subject to confirmation by the depositary of the proper delivery of Notes validly tendered and not withdrawn and will be announced following completion of the confirmation process.
The Company expects that the settlement date for the Exchange Offers will be Wednesday, August 12, 2009. Accrued and unpaid interest on the Notes accepted for exchange, up to but excluding the settlement date, will be paid in cash.
The financial advisor for the Exchange Offers is Piper Jaffray & Co., the information agent for the Exchange Offers is MacKenzie Partners, Inc. and the depositary for the Exchange Offers is American Stock Transfer & Trust Company.
EXCHANGE OFFER STATEMENT
This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities. Holders of the Notes who have questions may call the information agent at (800) 322-2285.
ABOUT FINISAR
Finisar Corporation (NASDAQ: FNSR) is a global technology leader for fiber optic subsystems and components that enable high-speed voice, video and data communications for networking, storage, wireless, and cable TV applications. For more than 20 years, Finisar has provided critical optics technologies to system manufacturers to meet the increasing demands for network bandwidth and storage. Finisar is headquartered in Sunnyvale, California, USA with R&D, manufacturing sites, and sales offices worldwide. For additional information, visit www.finisar.com.